Filed by CVS Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Caremark Rx, Inc. Commission File No.: 001-14200

CVS Says Express Scripts Offer for Caremark is a Losing Proposition for
Shareholders, Consumers and Employers

WOONSOCKET, R.I.-- February 8, 2007--CVS Corporation (NYSE: CVS) ran an advertisement in the Wall Street Journal today citing the substantial negative consequences to shareholders, consumers and employers that would stem from Express Scripts (Nasdaq: ESRX) acquiring Caremark (NYSE: CMX).

The text of the advertisement follows:

Express Scripts Offer for Caremark: Everyone Loses!

The CVS/Caremark merger is in the best interests of shareholders, consumers and employers. It will create the nation's premier pharmacy services company and deliver concrete and superior value to all concerned.

In contrast, CVS believes an Express Scripts/Caremark combination would be a Losing Proposition for shareholders of both Caremark and Express Scripts as well as for consumers and employers. Below are just a few of the likely negative consequences that would result from this ill-conceived combination:

Caremark Shareholders would

Own 57 percent of a company that would be very highly leveraged and likely have a "junk" credit rating.
Risk losing substantial business, including three clients alone that account for $8 billion in revenues annually. Caremark has won approximately $1 billion in net revenues from Express Scripts since 2004 and many of these clients left Express Scripts over dissatisfaction with service and performance. They would almost certainly leave again if Express Scripts were to acquire Caremark.
Suffer from missing the entire 2007 selling season, reducing profits and damaging the business.
Miss out on substantial financial benefits stemming from a CVS/Caremark combination, including:

o	conservatively estimated annual cost synergies in excess of $500 million;
o	between $800 million and $1 billion in incremental revenues in 2008 and significantly more thereafter;
o	a share repurchase program that will retire approximately 10 percent of the combined company's outstanding shares promptly following closing;
o	a $2-per share dividend payable to Caremark shareholders upon closing; and
o	double digit cents per share accretion in 2008.

Express Scripts Shareholders would...

Swap their ownership and control of Express Scripts for a 43 percent minority position in a horizontal combination that offers no strategic benefits.
See their management distracted as it attempts to manage a transaction 20 times larger than it has ever undertaken and integrate a company three times its size while carrying a heavy debt burden.
Risk seeing the value of their investment, which has already fallen by approximately 21 percent in the last year, decrease even further under the weight of customer losses, high leverage and a distracted and depleted management team.

Consumers would...

Miss out on the ability to benefit from:

o	expanded choice in prescription fulfillment;
o	disease management and wellness programs with personalized information to improve healthcare outcomes;
o	front store offers; and
o	enhanced counseling services from community pharmacists and MinuteClinic nurse practitioners.

Employers would...

Suffer the consequences of reduced competition in the PBM industry, which would lead to higher prices and diminished service.

Lose out on the ability to better control costs and improve outcomes through:

o	improved formulary compliance and more appropriate utilization of drug therapies;
o	the nation's premier specialty pharmacy program;
o	expanded clinical offerings; and
o	more robust and complete analytical capabilities.

THE CVS/CAREMARK MERGER IS IN THE BEST INTERESTS OF
SHAREHOLDERS, CONSUMERS AND EMPLOYERS.

PROTECT YOUR INVESTMENT!

VOTE FOR THE CVS MERGER TODAY!

CVS shareholders who have questions about the proposed merger, or need assistance in voting their shares, please call the firm assisting CVS in soliciting proxies:

MORROW & CO., INC
Toll-Free at 800-245-1502
(Banks and Brokers please call 203-658-9400)

Caremark shareholders who have questions about the proposed merger, or need assistance in voting their shares, please call the firm assisting Caremark in soliciting proxies:

INNISFREE M&A INCORPORATED
Toll-Free at 877-750-9498
(Banks and Brokers may call collect at 212-750-5833)

About CVS

CVS is America's largest retail pharmacy, operating more than 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS/pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov . In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com . Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for CVS's 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.

CONTACT: For CVS
Investors:
Nancy Christal, 914-722-4704
Or
Media:
Eileen Howard Dunn, 401-770-4561